Exhibit 99.3

OPC Energy Ltd.

Proforma Condensed Consolidated
Interim Financial Statements

At March 31, 2021

(Unaudited)

OPC Energy Ltd.
Proforma Consolidated Interim Financial Statements
At March 31, 2021
(Unaudited)

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a St., POB 609, Tel-Aviv 6100601 03-6848000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying proforma financial information of OPC Energy Ltd. and its subsidiaries, including and the condensed consolidated interim proforma statements of income and comprehensive income for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of proforma financial information for this interim period in accordance with Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the proforma financial information for this interim period based on our review.

Scope of the Review

We conducted our review in accordance with Review Standard (Israel) 2410 “Review of Financial Information for Interim Periods Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned proforma financial information is not complete, in all material respects, in accordance with the provisions of Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970 – this being on the basis of the proforma assumptions detailed in Note 3.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

May 27, 2021

`Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

OPC Energy Ltd.
Proforma Consolidated Interim Statements of Income

	For the Three Months Ended March 31						For the Year Ended December 31, 2020
	2021			2020			2020
		Adjustments			Adjustments			Adjustments
	Before	in respect of		Before	in respect of		Before	in respect of
	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma
	Event	Data	Data	Event	Data	Data	Event	Data	Data
	In Millions of New Israeli Shekels
	(Unaudited)			(Unaudited)			(Audited)

Sales and services	376	15	391	313	23	336	1,325	267	1,592
Cost of sales and services (net
depreciation and amortization)	259	3	262	205	18	223	968	73	1,041
Depreciation and amortization	41	3	44	23	1	24	114	19	133

Gross profit	76	9	85	85	4	89	243	175	418

Administrative and general
expenses	24	7	31	13	11	24	52	46	98
Share in income (losses) of
associated companies	(38)	4	(34)	–	100	100	–	(6)	(6)
Transaction expenses in respect
of acquisition of the CPV
Group	2	(2)	–	–	–	–	42	(42)	–
Business development expenses	1	–	1	2	2	4	7	5	12
Other income (expenses), net	*–	–	*–	*–	–	–	1	(63)	(62)

Operating income	11	8	19	70	91	161	143	97	240
Financing expenses	39	2	41	21	12	33	173	89	262
Financing income	21	6	27	5	16	21	1	*–	1

Financing income (expenses), net	18	(4)	14	16	(4)	12	172	89	261

Income (loss) before taxes on income	(7)	12	5	54	95	149	(29)	8	(21)

Taxes on income (tax benefit)	(7)	5	(2)	16	25	41	13	*–	13

Income (loss) for the period	*–	7	7	38	70	108	(42)	8	(34)

Attributable to:
The Company’s owners	7	6	13	28	51	79	(57)	3	(54)
Holders of non-controlling
interests	(7)	1	(6)	10	19	29	15	5	20
Income (loss) for the period	*–	7	7	38	70	108	(42)	8	(34)

Income (loss) per share
attributable to the
Company’s owners
Basic income (loss)
per share (in NIS)	0.03	0.04	0.07	0.19	0.36	0.55	(0.37)	0.07	(0.30)
Diluted income (loss) per
share (in NIS)	0.03	0.04	0.07	0.19	0.36	0.55	(0.37)	0.07	(0.30)

* Amount less than NIS 1 million.

_______________________________	________________________	_________________________
Yair Caspi Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: May 27, 2021

The accompanying notes to the proforma consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Proforma Consolidated Interim Statements of Comprehensive Income

	For the Three Months Ended March 31						For the Year Ended December 31, 2020
	2021			2020			2020
		Adjustments			Adjustments			Adjustments
	Before	in respect of		Before	in respect of		Before	in respect of
	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma
	Event	Data	Data	Event	Data	Data	Event	Data	Data
	In Millions of New Israeli Shekels
	(Unaudited)			(Unaudited)			(Audited)

Income (loss) for the
period	*–	7	7	38	70	108	(42)	8	(34)

Components of other
comprehensive income
(loss) that after their
initial recognition in
the statement of
comprehensive income
were or will be
transferred to the
statement of income
Effective portion of
change in the fair value
of cash-flow hedges	32	15	47	(40)	–	(40)	(156)	91	(65)
Net change in fair value
of derivative financial
instruments used for
hedging cash flows
recorded to the cost of
the hedged item	106	(103)	3	3	–	3	10	–	10
Net change in fair value
of derivative financial
instruments used to
hedge cash flows
transferred to the
statement of income	5	–	5	8	–	8	22	–	22
Foreign currency
translation differences in
respect of foreign
activities	83	(17)	66	–	65	65	–	(144)	(144)
Share of Group in other
comprehensive income
of equity-accounted
investee companies,
net of tax	24	–	24	–	(75)	(75)	–	(20)	(20)
Taxes on income (tax
benefit) in respect of
items of other
comprehensive loss	(4)	–	(4)	–	–	–	5	42	47
Total other
comprehensive income
(loss) for the period, net
of tax	246	(105)	141	(29)	(10)	(39)	(119)	(31)	(150)

Total comprehensive
income (loss) for the
year	246	(98)	148	9	60	69	(161)	(23)	(184)

Attributable to:
The Company’s owners	220	(95)	125	(1)	42	41	(176)	10	(166)
Holders of
non‑controlling interests	26	(3)	23	10	18	28	15	(33)	(18)
Total comprehensive
income (loss) for the
year	246	(98)	148	9	60	69	(161)	(23)	(184)

* Amount less than NIS 1 million.

The accompanying notes to the proforma consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At March 31, 2021

Note 1 –	General

A.
These proforma consolidated interim financial statements (hereinafter – “the Proforma Statements”) were prepared in accordance with the provisions of Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970, and they relate to acquisition of the control of the CPV Group (as detailed in Note 2A below).

B.
The Proforma Statements were prepared on the basis of the data of the Company and the financial data of the activities acquired as described in Note 2 below (hereinafter – “the Acquired Activities”) for the three‑month periods ended on March 31, 2021 and 2020 and for the year ended December 31, 2020.

C.
The Proforma Statements are intended to retroactively reflect the consolidated results of operations and the consolidated statement of comprehensive income for three‑month periods ended on March 31, 2021 and 2020 and for the year ended December 31, 2020, under the assumption that the acquisition transaction was completed on January 1, 2018, based on the actual results of operations as received from the CPV Group (as defined in Note 2) and under the assumptions spelled out in Note 3.

D.
The Proforma Statements do not include proforma consolidated statements of cash flows since there is no requirement to attach them and since they would not add significant information to the information presented in other parts of the Proforma Statements.

E.
The significant accounting principles applied in the Proforma Statements, subject to the main assumptions and adjustments included therein as described in Note 3 below, are consistent with those used in preparation of the Company’s consolidated interim financial statements as at March 31, 2021 and for the three‑month then ended (hereinafter – “the Interim Statements”), on which the Proforma Statements presented above are based. Therefore, these Proforma Statements must be read together with the Company’s consolidated financial statements for the relevant periods.

F.
The Proforma Statements, by their very nature, are based on assumptions, estimates and assessments, as detailed in Note 3 below, and accordingly the proforma data included in these Proforma Statements may not be viewed as if they necessarily reflect the results of the current and/or future operations of the Company after completion of the transaction for acquisition of the CPV Group. These Proforma Statements are intended to serve the users of the Company’s consolidated interim financial statements as proforma comparative data for future periods.

Note 2 –	The Proforma Event

In October 2020, an agreement was signed (hereinafter – “the Acquisition Agreement”) whereby the Company will acquire (indirectly) from entities in the Global Infrastructure Management LLC Group (hereinafter – “the Sellers”), 70% of the rights and holdings in the following entities: CPV Power Holdings LP (hereinafter – “CPVPH”); Competitive Power Ventures Inc. (hereinafter – “CPVI”); and CPV Renewable Energy Company Inc. (hereinafter – “CPVREC”) (CPVPH, CPVI and CPVREC will be referred to hereinafter together as – “the CPV Group”).

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At March 31, 2021

Note 2 –	The Proforma Event (Cont.)

The CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants running on natural gas of the advanced‑generation combined‑cycle type) in the United States. The CPV Group holds rights, mainly through associated companies, in active power plants that it initiated and developed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group the CPV Group is engaged in provision of management services to power plants in the United States using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short/medium periods. The acquisition was made through a limited partnership. CPV Group LP (hereinafter – “the Buyer”) which is held indirectly at the rate of 70% by the Company (limited partner), at the rate of 30% by financial investors (limited partners).

For purposes of financing the acquisition, the Company raised capital on the Tel‑Aviv Stock Exchange and by means of a private issuance in October 2020, in the amount of about NIS 1,077 million, and it also raised capital through sale of debentures (Series B) on the Tel‑Aviv Stock Exchange in October 2020, in the amount of about NIS 250 million. The balance of the amount was financed from the Company’s own sources.

The completion date of the transaction, which was subject to preconditions and receipt of various regulatory approvals, took place on January 25, 2021.

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the Acquisition Agreement, the Buyer paid the Sellers the amount of about $648 million (which constitutes the acquisition price of about $630 million and certain adjustments to working capital, the cash balance and the debt balance), and the amount of about $5 million with respect to a deposit in the same amount remaining in the CPV Group. It is noted that in respect of an interest of 17.5% in the rights in Three Rivers, a project under construction (hereinafter – “the Project Under Construction”), a seller’s loan was provided to CPVH, in the amount of US$95 million (hereinafter – “the Seller’s Loan”). The Seller’s Loan is for a period of up to two years from the closing date of the transaction, bears interest at the annual rate of 4.5%, which is to be paid on a quarterly basis, and is secured by a lien on shares of a holding company that owns the rights in the project under construction and rights in the framework of a management agreement for the project under construction. On February 3, 2021, sale of 7.5% of the rights in CPV Three Rivers, LLC (hereinafter – “Three Rivers”) was completed, for a consideration of about $41 million (which served for repayment of part of the Seller’s Loan). As a result of the sale, the CPV Group did not realize and gain or loss. The Seller’s Loan will continue to exist with respect to the amount of about $54 million (about NIS 181 million) in connection with the consideration relating to 10% of the rights in Three Rivers that is held by the CPV Group, pursuant to certain conditions. It is noted that the transaction costs for acquisition of the CPV Group amounted to a total of about NIS 44 million.

The Company partially hedged its exposure to changes in the cash flows from payments in dollars in connection with the acquisition agreement by means of forward transactions. The Company chose to designate the forward transactions as an accounting hedge. In addition, on the completion date of the transaction the Buyer provided guarantees in place of the guarantees provided by the Sellers prior to the completion date of the transaction in favor of third parties in connection with projects of the CPV Group that are in the development stage.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At March 31, 2021

Note 2 –	The Proforma Event (Cont.)

The CPV Group holds rights in power plants powered by natural gas and solar technology in the construction stages having capacities of 1,258 megawatts and 126 megawatts, respectively (the share of the CPV Group as at the approval date of the financial statements is about 126 megawatts and about 126 megawatts, respectively). In addition, the CPV Group has a list (backlog) of projects using solar (photovoltaic) technology in advanced development stages, with a total cumulative scope of about 1,164 megawatts, and a number of other projects in initial development stages with a total cumulative scope of 943 megawatts. In addition, the CPV Group has a list (backlog) of wind technology projects in advanced initiation stages with a total cumulative scope of about 175 megawatts, and combined‑cycle projects in the development stage with a total cumulative scope of about 3,955 megawatts.

Note 3 –	Main Assumptions that served as the Basis for Preparation of the Proforma Statements

A.
In the Proforma Statements, which include the proforma statements of income and the proforma statements of comprehensive income for each of the three‑month periods ended on March 31, 2021 and 2020 and the year ended December 31, 2020, adjustments and classifications were made regarding the manner of presentation of certain items in the financial data of Acquired Activities in order to conform the manner of their presentation to that of the Company, including to International Financial Reporting Standards (IFRS).

B.	Functional currency

The functional currency of the companies acquired is the Dollar, which is different than the Company’s functional currency, which is the shekel and for purposes of consolidation of the Proforma Statements the statements of the companies acquired were translated from the Dollar into shekels. The translation differences relating to the investment in the equity were included in the statement of comprehensive income and translation differences in respect of a loan the Company provided to the Buyer were recorded as exchange rate differences in the “financing expenses” category.

As a practical result, in the proforma statements of income for the three‑month periods ended on March 31, 2021 and March 31, 2020, income from exchange rate differences was included, in the amounts of about NIS 17 million and about NIS 15 million, respectively, and for the year ended December 31, 2020 expenses from exchange rate differences were included, in the amount of about NIS 39 million. In the proforma statements of comprehensive income for the three‑month periods ended on March 31, 2021 and March 31, 2020, positive translation differences were included in the amounts of about NIS 66 million and about NIS 65 million respectively, and for the year ended December 31, 2020, negative translation differences were included in the amount of about NIS 144 million.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At March 31, 2021

Note 3 –	Main Assumptions that served as the Basis for Preparation of the Proforma Statements (Cont.)

C.	Determination of the fair value of identified assets and liabilities in a provisionally manner

The acquisition was accounted for in accordance with the provisions of IFRS 3 “Business Combinations”. Therefore, on the completion date of the transaction the Company included the assets of the CPV Group, net, in accordance with their fair values. The Company’s share in the acquisition consideration amounted to about $457 million. The excess cost created on the acquisition of the CPV Group amounted to about $20 million and was allocated provisionally (in accordance with IFRS 3). Up to the approval date of the financial statements, the Company had not yet completed allocation of the acquisition cost to the identified assets and liabilities, this being due to the short period of time that passed from the date of the business combination and up to the approval date of the proforma financial statements. In light of that stated, part of the fair value data is still temporary and there could be changes that will impact the data that is included in the Proforma Statements.

In the Proforma Statements, the excess cost was allocated partly to the property, plant and equipment of the associated companies and partly to goodwill. The excess cost allocated to the associated companies was amortized in the Proforma Statements over the balance of the useful life of the property, plant and equipment (33 years). Accordingly, in the proforma consolidated statement of income for the three months ended March 31, 2020 and for the year ended December 31, 2020, amortization of excess cost expenses were recorded in the category “Company’s share in income of affiliated companies”, in the amounts of about NIS 0.4 million and about NIS 1.5 million, respectively. For the three months ended March 31, 2021, it was assumed that the fair‑value adjustments as presented in Note 6 to the consolidated interim financial statements as at March 31, 2021 and that were determined on a temporary (non‑final) basis are the same as the adjustments that would have been made if the acquisition had taken place on January 1, 2021.

As stated above, the Company partly hedged (accounting hedge) the exposure to changes in the cash flows due to payments in the Dollar in connection with the acquisition agreement by means of forward transactions. Costs deriving to the Company as a result of the said hedge in the Company’s statements for the three months ended March 31, 2021 and for the year ended December 31, 2020, in the amounts of about NIS 15 million and about NIS 88 million, which were recorded in other comprehensive income, were eliminated in the proforma statements of comprehensive income.

D.	Transaction costs

It was assumed that acquisition costs, in the amounts of about NIS 2 million and about NIS 42 million, which were included in the Company’s statements of income for the three months ended March 31, 2021 and for the year ended December 31, 2020, respectively, were recognized in the period immediately preceding completion of the transaction for purposes of the Proforma Statements, that is, January 1, 2018, and therefore they are not included in the operating expenses in proforma statements of income. The tax impacts were included as applicable.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At March 31, 2021

Note 3 –	Main Assumptions that served as the Basis for Preparation of the Proforma Statements (Cont.)

E.	Financing of the acquisition cost and recording of financing expenses in connection with the Acquired Activities

As stated above, the acquisition transaction was financed through raising of capital, in the amount of NIS 1,077 million, which took place in October 2020, and by means of selling debentures (Series B), in the amount of NIS 377 million, which took place in April and October 2020. Since the proforma event in statements of income is reflected as if the acquisition had been made on January 1, 2018, the Company’s results of activities as included in the proforma consolidated statement of income includes deemed interest expenses, in order to reflect therein the assumption as if sale of the said debentures was executed on January 1, 2018. Therefore, the Company included deemed interest expenses in the proforma statement of income for the three months ended March 31, 2020 and for the year ended December 31, 2020, in the amounts of about NIS 3 million and about NIS 8 million respectively, pursuant to the interest rate on the debentures (Series B). The tax impacts were included accordingly.

F.	Seller’s loan

On the completion date of the transaction, the former shareholders of the CPV Group invested about $67 million in the CPV Group (about $13 million in equity and about $54 million in a seller’s loan), where the amount of about $67 million out of this amount was used for repayment of a loan from a financial institution that was received in 2017 and that bore interest at the rate of 12.5%. The Seller’s loan bears interest at the annual rate of 4.5%. In the proforma statements of income, it was assumed that these transactions were executed on January 1, 2018 and, therefore, an adjustment was made of the financing costs for the refinancing and, accordingly, the financing expenses in the proforma statements of income for the three months ended March 31, 2021 and March 31, 2020 and for the year ended December 31, 2020 were reduced by about NIS 1 million, about NIS 4 million and about NIS 17 million, respectively, in order to reflect the difference between the interest rate of about 12.5% and the interest rate of 4.5%. In addition, in the proforma statements as at March 31, 2021, the financing income in connection with early repayment of the mezzanine loan, in the amount of about NIS 15 million, was eliminated. The tax impacts were included accordingly.

G.	Taxes on income

Part of the Acquired Activities was executed through partnerships that are not taxed at the partnership level but, rather, at the level of the partners and, therefore, no tax expenses were included in the financial statements of these entities. In the Proforma Statements, the tax impacts of the Acquired Activities that are taxed as partnerships for purposes of U.S. federal taxes was included, as they are reflected at the level of the CPV Group, this being on the basis of the tax rate of the CPV Group that applied in the proforma period (about 26% in all the proforma periods – Federal tax of 21% and state tax at an average rate of 5%). As a practical result, in the proforma statement of income for the three months ended on March 31, 2021 and 2020, and for the year ended December 31, 2020, the Company recorded additional tax expenses, in the amounts of about NIS 1 million, about NIS 17 million about NIS 12 million, respectively.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At March 31, 2021

Note 3 –	Main Assumptions that served as the Basis for Preparation of the Proforma Statements (Cont.)

H.	Revenues and expenses that does not reflect continuation of the activities in the future

Expenses deriving from distribution of bonuses to employees, in the amount of about $6 million (about NIS 21 million), which were paid to employees of the CPV Group in connection with completion of the transaction, which were included in the “administrative and general” category in the financial statements of the CPV Group for the three months ended March 31, 2021, were eliminated in the proforma statement of income in accordance with the assumption, as stated, that the completion date of the transaction for purposes of the proforma statements is January 1, 2018.

The revenues from sale of associated companies that were included in the statements of the CPV Group in the “other income” category in the years 2020, in the amount of $7 million (about NIS 25 million), were eliminated in the proforma statements of income since they do not reflect the Company’s business plan of selling associated companies upon their increase in value but, rather, the intention to continue to hold and operate these companies.

I.	Non-controlling interests

In each of the years presented in the proforma statement of income, the share of the holders of non‑controlling interests in the income (loss) was included that derives from the impact of the data relating to the Acquired Activities that was used in preparation of the proforma financial statements and the proforma adjustments that were included in the proforma consolidated statement of comprehensive income.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At March 31, 2021

Note 4 –	Associated Companies

Condensed financial information regarding the results of operations for the three-month periods ended March 31, 2021 and 2020:

						Company’s	Company’s
					Total	share	share
				Other	comprehensive	in	in the
	Rate of		Income	comprehensive	income	income	comprehensive
	holdings	Revenues	(loss)	income	(loss)	(loss)	income (loss)
	In millions of New Israeli Shekels
	(Unaudited)

For the period ended
March 31, 2021
CPV Shore Holdings LLC	37.53%	95	(6)	20	14	(2)	6
CPV Maryland LLC	25.00%	106	(7)	2	(5)	(2)	(1)
CPV Valley Holdings LLC	50.00%	94	(95)	9	(86)	(47)	(43)
CPV Towantic LLC	26.00%	290	56	25	81	15	21
CPV Fairview LLC	25.00%	156	(13)	25	12	(3)	3
CPV Three Rivers LLC	10.00%	(6)	(9)	74	65	(1)	7
Total share of the
Company in the loss						(40)
Adjustments						6
Total share of the
Company in losses of
associated companies in
the consolidated
statements						(34)

						Company’s	Company’s
				Other	Total	share	share in the
				comprehensive	comprehensive	in	comprehensive
	Rate of		Income	income	income	income	income
	holdings	Revenues	(loss)	(loss)	(loss)	(loss)	(loss)
	In millions of New Israeli Shekels
	(Unaudited)

For the period ended
March 31, 2020
CPV Shore Holdings LLC	37.53%	175	40	(33)	7	15	3
CPV Maryland LLC	25.00%	159	5	(10)	(5)	1	(1)
CPV Valley Holdings LLC	50.00%	255	98	(34)	64	49	32
CPV Towantic LLC	26.00%	210	54	(82)	(28)	14	(7)
CPV Fairview LLC	25.00%	207	28	(55)	(27)	7	(7)
CPV Keenan LLC	*100.00%	27	(2)	(10)	(12)	15	6
Total share of the
Company in the income						101
Adjustments						(1)
Total share of the
Company in the income
of associated companies
in the consolidated
statements						100

* Of Class B rights.

PC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At March 31, 2021

Note 4 –	Associated Companies (Cont.)

Condensed financial information regarding the results of operations for the year ended December 31, 2020:

						Company’s	Company’s
				Other	Total	share	share in the
				comprehensive	comprehensive	in	comprehensive
	Rate of		Income	income	income	income	income
	holdings	Revenues	(loss)	(loss)	(loss)	(loss)	(loss)
	In millions of New Israeli Shekels
	(Audited)

For the year ended
December 31, 2020
CPV Shore Holdings LLC	37.53%	500	5	(20)	(15)	2	(6)
CPV Maryland LLC	25.00%	453	(43)	13	(30)	(11)	(8)
CPV Valley Holdings LLC	50.00%	449	(129)	(18)	(147)	(65)	(73)
CPV Towantic LLC	26.00%	725	142	(71)	71	37	18
CPV Fairview LLC	25.00%	533	(27)	(47)	(74)	(7)	(19)
CPV Keenan LLC	*100.00%	103	(7)	(4)	(11)	41	37
CPV Three Rivers LLC	10.00%	–	(5)	1	(4)	(1)	(1)
Total share of the
Company in the losses						(4)
Adjustments						(2)
Total share of the
Company in losses of
associated companies in
the consolidated
statements						(6)

* Of Class B rights.